Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax: 972-3-6238425

                                                        8 April 2002


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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 06/2002)
Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today in the morning, the Company has published in the United States a press release regarding the following matter:

          o    Negotiations to sell minority rights of Elisra Electronic
               Systems Ltd.

     2.   Attached please find the press release.



                                             Yours Sincerely,


                                             Shlomo Heller, Adv.
                                             Legal Counsel


KOOR INDUSTRIES LTD. IN ADVANCED NEGOTIATIONS TO SELL A MINORITY STAKE IN ELISRA ELECTRONIC SYSTEMS

TEL AVIV, Israel - April 8, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that it is in advanced negotiations to sell between 24%-30% of Elisra Electronic Systems
("Elisra") to Elbit Systems (NASDAQ: ESLT) based on a company value of over $300 million.

The parties have signed a non-binding term-sheet, and a definitive agreement is expected to be signed by the end of May 2002. The definitive agreement is subject to due diligence, completion of negotiations and receipt of the necessary approvals.

Wholly owned Elisra is a leading Defense Electronics company, whose additional holdings include Tadiran Electronic Systems, Spectralink and 46% of BVR Systems (NASDAQ: BVRS). The Elisra group offers air ground and naval solutions for the modern military organization. The company is a leader in the field of Electronic Warfare suites for combat aircrafts.

                                 About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).


For further information, please contact:

Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.